As filed with the Securities and Exchange Commission on September 22, 2006

Registration No. 333-136617

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KOSAN BIOSCIENCES INCORPORATED

(Exact Name of Registrant as Specified in Its Charter)

Delaware	94-3217016
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

3832 Bay Center Place

Hayward, CA 94545

(510) 732-8400

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert G. Johnson, Jr., M.D., Ph.D.

Chief Executive Officer

Kosan Biosciences Incorporated

3832 Bay Center Place

Hayward, CA 94545

(510) 732-8400

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Suzanne Sawochka Hooper, Esq.

Cooley Godward LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

(650) 843-5000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)		Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock, $0.001 par value per share	7,164,868	(3)	$3.07	$21,996,145	$2,354

(1)	Pursuant to Rule 416(a), this Registration Statement shall also cover any additional shares of Registrant’s Common Stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration.
(2)	Estimated solely for purposes of calculation of the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended. The price per share of common stock is based on the average of the high and low sale prices of Kosan Biosciences Incorporated common stock on August 11, 2006 as reported on the Nasdaq Global Market.
(3)	Previously paid.
(4)	Includes 285,000 shares of common stock that may be issued upon the exercise of a warrant.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The stockholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 22, 2006

PRELIMINARY PROSPECTUS

7,164,868 Shares of Common Stock

This prospectus relates to the resale of up to 7,164,868 shares of our common stock that we may issue to the selling stockholder listed in the section beginning on page 19 of this prospectus. The shares of common stock offered under this prospectus by the selling stockholder are issuable to Kingsbridge Capital Limited, or Kingsbridge, pursuant to a common stock purchase agreement between Kosan Biosciences Incorporated and Kingsbridge, dated July 19, 2006, and a warrant we issued to Kingsbridge on that date. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.

The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 19. We will not be paying any underwriting discounts or commissions in this offering.

Our common stock is currently traded on the Nasdaq Global Market under the symbol “KOSN”. On August 11, 2006, the last reported sales price for our common stock was $2.94 per share.

Investment in our common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about the company and this offering, the following summary may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 5, the financial statements and related notes, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Kosan Biosciences Incorporated. Reference to “selling stockholder” refers to the stockholder listed herein under Selling Stockholder, who may sell shares from time to time as described in this prospectus.

KOSAN BIOSCIENCES INCORPORATED

We are a biotechnology company advancing two new classes of anticancer agents through clinical development. Our heat shock protein 90, or Hsp90, inhibitor, KOS-953, is in Phase I and II clinical trials, primarily for multiple myeloma and HER2 positive breast cancer. KOS-953 is our proprietary formulation of 17-AAG, a geldanamycin analog. In addition, intravenous and oral formulations of a second-generation Hsp90 inhibitor, KOS-1022, are currently in Phase I clinical trials. These compounds have a novel mechanism of action targeting multiple pathways involved in cancer cell growth and survival. We are collaborating with the National Cancer Institute, or NCI, a component of the National Institutes of Health, in the development of 17-AAG and other analogs of geldanamycin for the treatment of cancer.

We are also developing KOS-862 in Phase II clinical trials in breast cancer. KOS-862 is an epothilone with a mechanism of action similar to taxanes, one of the most successful classes of anti-tumor agents. Our follow-on epothilone, KOS-1584, is in Phase I clinical trials. The epothilone program is partnered with Hoffmann-La Roche, Inc. and F. Hoffmann-La Roche Ltd. through a global development and commercialization agreement.

We have a motilin receptor agonist program for the stimulation of gastrointestinal movement, or GI motility. We have selected KOS-2187 as a clinical product candidate in this program and plan to out-license the commercial rights to KOS-2187.

We also have additional research programs for cancer that are undergoing preclinical evaluation.

To date, we have not obtained regulatory approval for the commercial sale of any products, and we have not generated any revenues from the commercial sale of products. We have funded our operations primarily through sales of common stock and convertible preferred stock, contract payments under our collaboration agreements, equipment financing arrangements and government grants.

We were incorporated in California in 1995 and reincorporated in Delaware in 2000. Our headquarters are located at 3832 Bay Center Place, Hayward, California 94545 and our telephone number is (510) 732-8400. Our web site is located at www.kosan.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only.

Kosan Biosciences Incorporated, the Kosan Biosciences Incorporated logo and all other Kosan names are trademarks of Kosan Biosciences Incorporated in the United States and in other selected countries. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

EQUITY FINANCING FACILITY WITH KINGSBRIDGE

On July 19, 2006, we entered into a committed equity financing facility, or CEFF, with Kingsbridge, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to $50.0 million of our common stock. In connection with the CEFF, we entered into a common stock purchase agreement and registration rights agreement with Kingsbridge, both dated July 19, 2006, and on that date we also issued a warrant to Kingsbridge to purchase 285,000 shares of our common stock at an exercise price of $4.94 per share. This warrant is exercisable beginning on January 19, 2007 and for a period of five years thereafter.

The common stock purchase agreement entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, shares of our common stock for cash consideration up to an aggregate of $50.0 million, subject to certain conditions and restrictions. The shares of common stock that may be issued to Kingsbridge under the common stock purchase agreement and the warrant will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended, or the Securities Act. Pursuant to the registration rights agreement, we have filed a registration statement of which this prospectus is a part, covering the possible resale by Kingsbridge of any shares that we may issue to Kingsbridge under the common stock purchase agreement or upon exercise of the warrant. Through this prospectus, the selling stockholder may offer to the public for resale shares of our common stock that we may issue to Kingsbridge pursuant to the common stock purchase agreement, or that Kingsbridge may acquire upon exercise of the warrant.

For a period of 36 months from the first trading day following the effectiveness of the registration statement of which this prospectus is a part, we may, from time to time, at our discretion, and subject to certain conditions that we must satisfy, draw down funds under the CEFF by selling shares of our common stock to Kingsbridge. The purchase price of these shares will be at a discount of up to ten percent from the volume weighted average price of our common stock for each of the eight trading days following our election to sell shares, or “draw down” under the CEFF. The discount on each of these eight trading days will be determined as follows:

VWAP*	PERCENT OF VWAP	(APPLICABLE DISCOUNT)
Greater than $8.25 per share	94%	(6)%
Greater than $6.00 per share but less than or equal to $8.25 per share	92%	(8)%
Greater than $2.00 per share but less than or equal to $6.00 per share	90%	(10)%

*	As set forth in the common stock purchase agreement, “VWAP” means the volume weighted average price (the aggregate sales price of all trades of our common stock during each trading day divided by the total number of shares of common stock traded during that trading day) of our common stock during any trading day as reported by Bloomberg, L.P. using the AQR function. The VWAP and corresponding discount will be determined for each of the eight trading days during a draw down pricing period.

During the eight trading day pricing period for a draw down, if the VWAP for any one trading day is less than the greater of (i) $2.00 or (ii) 85% of the closing price of our common stock on the trading day immediately preceding the beginning of the draw down period, the VWAP for that trading day will not be used in calculating the number of shares to be issued in connection with that draw down, and the draw down amount for that pricing period will be reduced by one-eighth of the draw down amount initially specified. In addition, if trading in our common stock is suspended for any reason for more than three consecutive or non-consecutive hours during any trading day during a draw down pricing period, that trading day will not be used in calculating the number of shares to be issued in connection with that draw down, and the draw down amount for that pricing period will be reduced by one-eighth of the draw down amount initially specified.

The maximum number of shares of common stock that we can issue pursuant to the CEFF is 6,879,868 shares. An additional 285,000 shares of common stock are issuable if Kingsbridge exercises the warrant that we issued to it in connection with Kingsbridge’s entry into the CEFF. We intend to exercise our right to draw down amounts under the CEFF, if and to the extent available, at such times as we have a need for additional capital and when we believe that sales of stock under the CEFF provide an appropriate means of raising capital.

Our ability to require Kingsbridge to purchase our common stock is subject to various limitations. We can make draw downs to a maximum of 2% of our market capitalization at the time of the draw down, or $10.0 million, whichever is less. Unless we and Kingsbridge agree otherwise, a minimum of three trading days must elapse between the expiration of any draw down pricing period and the beginning of the next succeeding draw down pricing period.

During the term of the CEFF, without the prior written consent of Kingsbridge, we may not (i) issue any rights,

warrants or options to subscribe for or purchase our common stock, or any other securities directly or indirectly convertible into or exchangeable or exercisable into shares of our common stock, at an effective conversion, exchange or exercise price that varies or may vary with or is otherwise issuable in relation to the market price of our common stock, including by way of one or more resets to any fixed price; (ii) make any “at-the-market offering” (as defined in Rule 415(a)(4) under the Securities Act or any successor rule thereto) of our securities, other than a customary, firm-commitment underwritten public offering; and (iii) enter into any equity line or other form of financing that is substantially similar to the arrangement provided for in the CEFF.

The issuance of our common stock under the CEFF or upon exercise of the Kingsbridge warrant will have no effect on the rights or privileges of existing holders of common stock except that the economic and voting interests of each stockholder will be diluted as a result of the issuance. Although the number of shares of common stock that stockholders presently own will not decrease, these shares will represent a smaller percentage of our total shares that will be outstanding after any issuances of shares of common stock to Kingsbridge. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Such issuances will have a dilutive effect and may further decrease our stock price.

Kingsbridge agreed in the common stock purchase agreement that during the term of the CEFF, neither Kingsbridge nor any of its affiliates, nor any entity managed or controlled by it, will enter into any short sale of any shares of our common stock or engage, through related parties or otherwise, in any derivative transaction directly related to shares of our common stock. In addition, Kingsbridge agreed that neither Kingsbridge nor any of its affiliates, nor any entity managed or controlled by it, will sell during any draw down pricing period, shares of our common stock, other than shares of our common stock purchased (or to be purchased) during that draw down pricing period.

Before Kingsbridge is obligated to buy any shares of our common stock pursuant to a draw down, the following conditions, none of which is in the control of Kingsbridge, must be met as of the draw down exercise date and the date upon which each settlement of the purchase and sale of our common stock occurs:

•	Each of our representations and warranties in the common stock purchase agreement must be true and correct in all material respects as of the date when made as though made at that time, except for representations and warranties that are expressly made as of a particular date.

•	We must have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the common stock purchase agreement, the registration rights agreement and the warrant to be performed, satisfied or complied with by us.

•	We must have complied in all material respects with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the common stock purchase agreement and the consummation of the transactions contemplated by it.

•	The registration statement, which includes this prospectus, shall have previously become effective and shall remain effective.

•	We shall not have knowledge of any event that could reasonably be expected to have the effect of causing the registration statement applicable to the resale of shares of our common stock by Kingsbridge to be suspended or otherwise ineffective.

•	Trading in our common stock shall not have been suspended by the Securities and Exchange Commission, or the SEC, the Nasdaq Global Market or the National Association of Securities Dealers and trading in securities generally on the Nasdaq Global Market shall not have been suspended or limited.

•	No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority which prohibits the consummation of any of the transactions contemplated by the common stock purchase agreement.

•	No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against us or any of our officers, directors or affiliates seeking to enjoin, prevent or change the transactions contemplated by the common stock purchase agreement.

•	We shall have sufficient shares of common stock, calculated using the closing trade price of the common stock as of the trading day immediately preceding a draw down, registered under the registration statement to issue and sell such shares in accordance with such draw down.

•	The warrant to purchase 285,000 shares of our common stock shall have been duly executed, delivered and issued to Kingsbridge, and we shall not be in default in any material aspect under the warrant.

There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the common stock purchase agreement or that we will be able to draw down any portion of the amounts available under the CEFF.

We also entered into a Registration Rights Agreement with Kingsbridge, dated July 19, 2006. Pursuant to the Registration Rights Agreement, we have filed a registration statement, which includes this prospectus, with the SEC relating to the resale by Kingsbridge of any shares of common stock purchased by Kingsbridge under the common stock purchase agreement or issued to Kingsbridge as a result of the exercise of the Kingsbridge warrant. The effectiveness of this registration statement is a condition precedent to our ability to sell common stock to Kingsbridge under the common stock purchase agreement. We are entitled in certain circumstances, including the existence of certain kinds of nonpublic information, to deliver a “blackout” notice to Kingsbridge to suspend the use of this prospectus and prohibit Kingsbridge from selling shares under this prospectus. If we deliver a blackout notice in the 15 trading days following a settlement of a draw down, or if the registration statement of which this prospectus is a part is not effective in circumstances not permitted by the registration rights agreement, then we must pay certain amounts to Kingsbridge (or issue Kingsbridge additional shares in lieu of payment) as liquidated damages.

The foregoing summary of the CEFF does not purport to be complete and is qualified by reference to the common stock purchase agreement, the registration rights agreement and the warrant, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

RISK FACTORS

Investment in our shares involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below, which we believe are the material risks we face, before purchasing our common stock. If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks and uncertainties occurs, the trading price of our common stock could decline, and you might lose all or part of your investment.

We have a history of net losses and may never become profitable.

We commenced operations in 1996 and are still developing our product candidates. We have not commercialized any products, and we have incurred significant losses to date. As of June 30, 2006, we had an accumulated deficit of approximately $148.2 million. To date, our revenues have been primarily from collaborations and government grant awards. Our expenses have consisted principally of costs incurred in research and development and from general and administrative costs associated with our operations. We have incurred net losses since our inception, including a net loss of approximately $17.4 million for the six months ended June 30, 2006. We expect our expenses to increase and to continue to incur operating losses for at least the next several years as we continue our research and development efforts for our drug candidates and research programs. The amount of time necessary to successfully commercialize any of our drug candidates is long and uncertain, and successful commercialization may not occur at all. As a result, we may never become profitable.

We expect that additional financing will be required, and an inability to obtain the capital necessary to fund our operations on acceptable terms or at all would threaten the continued operation of our business.

We expect that additional financing will be required to fund operations. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on favorable terms. We have consumed substantial amounts of cash to date and expect to incur significant operating expenditures over the next several years as we continue to advance our clinical product candidates into and through clinical trials.

We may raise additional financing through public or private equity offerings, debt financings, additional collaboration or licensing arrangements, government grant awards or any combination of the foregoing or other arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may subject us to restrictive covenants and significant interest costs. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies, product candidates or marketing territories.

If we are unable to raise sufficient funds when needed, we may be required to delay, scale back or eliminate some or all of our research or development programs; lose rights under existing licenses; or relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Insufficient funds may adversely affect our ability to operate as a going concern.

We believe that our existing cash and investment securities and anticipated cash flow from our existing collaboration with Roche will be sufficient to support our current operating plan into at least the second half of 2007, although we may choose to obtain additional financing from time to time. Including potential proceeds from our CEFF with Kingsbridge, we anticipate that we will have sufficient funds to support our current operating plan into 2008, although we may choose to obtain additional financing from time to time. We have based this estimate on assumptions that may prove to be wrong. Our future capital uses and requirements depend on numerous forward-looking factors, including the following:

•	our ability to establish any new collaborations, our rights and obligations under any new collaboration agreements and our ability to generate revenues under any new collaborations;

•	the extent to which clinical and other development activities are funded by our current collaborators, Roche and the NCI;

•	our ability to sell shares of our common stock under our CEFF with Kingsbridge;

•	the progress, success and costs of preclinical testing and clinical trials of our drug candidates;

•	any acceleration of our clinical development plans;

•	our ability to maintain or extend our existing collaborations with Roche and the NCI;

•	the progress, number and costs of our research programs;

•	the costs and timing of obtaining, enforcing and defending patent and other intellectual property rights;

•	any need to obtain licenses to additional patents or other intellectual property in order to use, import, manufacture, market or sell our product candidates;

•	any need to expand our manufacturing capabilities; and

•	expenses associated with any possible future litigation.

Our workforce reduction announced in March 2006 may have an adverse impact on our ability to make significant progress on our clinical and research programs or otherwise harm our business.

In March 2006, we announced a workforce reduction of 39 employees to reflect a realignment of our research priorities and corporate operations to support our clinical product candidates and pipeline opportunities. Workforce and expense reductions have resulted in a reduction in the scope of our research programs, and further reductions could result in the reduced scope of, and progress on, our clinical and research programs. In addition, employees, whether or not directly affected by a reduction, may seek alternative employment. Although our employees are required to sign a confidentiality agreement at the time of hire, the confidential nature of certain proprietary information may not be maintained in the course of any such future employment.

Our committed equity financing facility with Kingsbridge may not be available to us if we elect to make a draw down, may require us to make additional “blackout” or other payments to Kingsbridge and may result in dilution to our stockholders.

In July 2006, we entered into the CEFF with Kingsbridge. The CEFF entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, shares of our common stock for cash consideration up to an aggregate of $50.0 million, subject to certain conditions and restrictions. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include a minimum price for our common stock; the accuracy of representations and warranties made to Kingsbridge; compliance with laws; and effectiveness of a registration statement registering for resale the shares of common stock to be issued in connection with the CEFF. In addition, among other termination rights, Kingsbridge is permitted to terminate the CEFF by providing written notice to us within 10 trading days after it obtains actual knowledge that an event has occurred resulting in a material and adverse effect on our business, operations, properties or financial condition. If we are unable to access funds through the CEFF, or if Kingsbridge terminates the CEFF, we may be unable to access capital on favorable terms, or at all.

We are entitled, in certain circumstances, to deliver a blackout notice to Kingsbridge to suspend the use of the resale registration statement and prohibit Kingsbridge from selling shares under the resale registration statement for a certain period of time. If we deliver a blackout notice in certain circumstances, or if the resale registration statement is not effective in circumstances not permitted by the agreement, then we must make a payment to Kingsbridge, or issue Kingsbridge additional shares in lieu of this payment, calculated on the basis of the number of shares purchased by Kingsbridge in the most recent draw down and held by Kingsbridge immediately prior to the blackout period and the change in the market price of our common stock during the period in which the use of the registration statement is suspended. If the trading price of our common stock declines during a suspension of the resale registration statement, the blackout or other payment could be significant.

Should we sell shares to Kingsbridge under the CEFF, or issue shares in lieu of a blackout payment, it will have a dilutive effect on the holdings of our current stockholders and may result in downward pressure on the price of our common stock. If we draw down under the CEFF, we will issue shares to Kingsbridge at a discount of up to 10% from the volume weighted average price of our common stock. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing and may further decrease our share price.

If we are unable to recruit and retain skilled employees and consultants, we may not be able to successfully operate our business.

Retaining our current management and other employees and recruiting qualified scientific personnel to perform future research, manufacturing and development work, as well as key management personnel with expertise in clinical testing and finance, among other areas, will be critical to our success. None of our employees have employment commitments for any fixed period of time and could leave our employment at will. In the past, we have experienced turnover among our management, including the resignations of our former Chief Executive Officer in the first quarter of 2006 and Chief Financial Officer in the fourth quarter of 2005. In addition, in March 2006, we experienced a corporate restructuring that resulted in a workforce reduction. We may have difficulty attracting required personnel as a result of a perceived risk of future workforce and expense reductions, or otherwise. Competition is intense among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions for experienced scientists and other personnel, and we may not be able to retain or recruit sufficient skilled personnel on acceptable terms to allow us to pursue collaborations and develop our product candidates and research programs, which would likely have an adverse effect on our business.

If our current collaborations are unsuccessful or if conflicts develop with our collaborators, our research and development efforts could be delayed, curtailed or terminated, our revenues could significantly decrease and our operations may be adversely affected.

We have a corporate research and commercialization collaboration with Roche in the field of epothilones. We also have collaborations with, or have licenses to technology and compounds from, several research groups, including Sloan-Kettering in the field of epothilones, the NCI in the field of geldanamycin analogs and Stanford University in the field of polyketide technology. The agreements permit our collaborators or licensors to terminate the agreements under certain circumstances. Our collaboration agreements with the NCI are currently set to expire in October 2006. We may not be able to maintain or extend these collaborations or license agreements on acceptable terms, if at all. If we do not maintain, extend or replace our corporate collaboration with Roche, our research and development efforts could be delayed, our revenues would significantly decrease and our operations could be adversely affected. If we are unable to maintain our research collaborations, including our collaboration agreements with the NCI, or if our license agreements are terminated, our research and development efforts could be delayed, curtailed or terminated or we could lose our rights to use the licensed technology and compounds.

We control neither the amount or timing of resources that our collaborators devote to our programs or potential products, nor the scope, content and timing of the efforts that they conduct or permit under the collaborations. As a result, we do not know if our collaborators will dedicate sufficient resources or if the development or commercialization efforts by our corporate partners will be successful. We also do not know if the development or commercialization efforts by our collaborators will be the same as those we would choose to devote if we solely controlled the development and commercialization of our programs and product candidates. In particular, in our collaboration with Roche, we do not control the amount and timing of resources that Roche devotes to the epothilone program beyond limited funding for certain Kosan activities specified under the contract, and we do not control the scope, content and timing of the preclinical studies, clinical trials and other development efforts that Roche conducts or permits under the program. For example, we anticipate that Roche will pursue late-stage clinical development of only one of our epothilone product candidates, if any. We anticipate that Roche will make a decision in this regard in 2006. Roche may elect to cease development of KOS-862, our lead epothilone compound, in favor of further development of KOS-1584, which is currently in Phase I clinical trials. In our collaboration with the NCI, we do not control the selection, conduct, timing and resources provided to clinical trials of geldanamycin analogs sponsored by the NCI. For these reasons, we may choose to undertake product development efforts that are within the scope of our collaborations at our own expense. We also do not know whether our current collaborative partners or future collaborative partners, if any, might pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by collaborative arrangements with us. In addition, business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to continue the collaboration with us.

Failure by our corporate partners to develop or commercialize a compound or product for which they have rights from us could materially harm our business, financial condition and results of operations. For example, if Roche does not successfully develop and commercialize a product from our epothilone program, we may not receive any future milestone payments and will not receive any royalties under our collaboration with Roche.

If our collaborators fail to conduct the collaborative activities successfully and in a timely manner or if they or our licensors breach or terminate their agreements with us, the development or commercialization of the affected product candidates, technology or research program could be delayed or terminated. If any of our existing collaboration agreements are terminated, we may be required to seek new collaborators or to undertake product development and commercialization at our own expense. This may limit the number of product candidates we will be able to develop and commercialize, significantly increase our capital requirements and reduce the likelihood of successful product introduction. Disputes might also arise with collaborators or licensors concerning rights to particular compounds or technologies. If we are unable to resolve these disputes in our favor, we could lose our rights to use those compounds or technologies.

If we fail to enter into new collaborative agreements in the future, our business and operations would be negatively impacted.

Our strategy depends upon the formation and sustainability of multiple collaborative arrangements and license agreements with third parties. We expect to rely on these arrangements for not only financial resources, but also for expertise that we expect to need in the future relating to clinical trials, manufacturing, sales and marketing, and for license and technology rights. Although we have established collaborative arrangements and various license agreements, we do not know if we will be able to establish additional arrangements on favorable terms, or whether current or any future collaborative arrangements will ultimately be successful. There have been, and may continue to be, a significant number of business combinations among large pharmaceutical companies that have resulted, and may continue to result, in a reduced number of potential future corporate collaborators, which may limit our ability to find partners who will work with us in developing and commercializing our drug candidates. If we do not enter into new collaborative agreements, we may be required to curtail, suspend or terminate research and development programs and therefore our ability to generate revenues from these programs will be adversely affected. Our ability to start new research and development programs may also be materially harmed.

Our potential products are in development, and substantial additional effort and expense will be necessary for further development.

Our drug candidates are in early stages of research and development. We may not be able to develop products that prove to be safe and effective, meet applicable regulatory standards, are capable of being manufactured at reasonable costs or can be marketed successfully. All of the potential products that we are currently developing will require significant development and investment, including extensive clinical testing, before we can submit any application for regulatory approval.

Our products must satisfy rigorous standards of safety and efficacy before they can be approved by the FDA and international regulatory authorities for commercial use. We will need to conduct significant additional research and clinical trials before we can determine if our products are sufficiently safe and effective to file with the FDA and other regulatory agencies for product approval. Clinical trials are expensive, and therefore, significant amounts of money will need to be spent testing our products.

In addition, significant time and investment will be required to try to develop manufacturing processes for our products so that they are economical to manufacture on a commercial scale and satisfactory to the FDA and other governmental authorities.

The progress and results of our animal and human testing are highly uncertain.

We must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of our products before they can be approved for commercial sale. As a result, commercialization of our product candidates depends upon successful completion of preclinical and clinical trials. Preclinical testing and clinical development are long, expensive and uncertain processes. It may take us a number of years to complete our testing, and failure can occur at any stage of testing. For example, in October 2005, we discontinued a Phase II clinical study of KOS-862 in hormone-refractory prostate cancer because the study did not meet the primary objective of tumor marker response in the first stage of a two stage clinical trial, and we previously discontinued clinical studies of KOS-862 in patients with non-small cell lung cancer and colorectal cancer. We could experience similar failures in other current or future clinical testing of our product candidates.

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of trials do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industry, including Kosan, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Also, preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent further testing or regulatory approval.

We do not know whether clinical trials of our product candidates (including ongoing and anticipated clinical trials of KOS-953, KOS-1022, KOS-862, KOS-1584, KOS-2187 or other product candidates) will begin on time or whether any of our clinical trials will be completed on schedule, or at all. We also do not know whether clinical trials will indicate that an earlier-stage compound, such as KOS-1584 or KOS-1022, will be more appropriate for commercial development than a related compound that is at a later stage of clinical development, such as KOS-862 or KOS-953, respectively. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be suspended, repeated or terminated. Certain of the clinical trials of our product candidates are or may in the future be designed to include two stages, with the decision whether to proceed to the second stage dependent on results obtained in the first stage. Failure to achieve predetermined response rates as defined in the protocol may result in the decision not to proceed into the second stage of the trial.

We have multiple product candidates in human clinical trials for the treatment of cancer, KOS-953, KOS-1022, KOS-862 and KOS-1584. Anticancer drugs frequently have a narrow therapeutic window between efficacy and toxicity. If unacceptable toxicity is observed in a clinical trial, the trial may be terminated at an early stage. For example, in June 2004, we discontinued a Phase II clinical study of KOS-862 in colorectal cancer due to unanticipated cumulative drug toxicities in patients who had previously been treated with the cancer treatment oxaliplatin. We also observed a higher incidence of adverse events resulting in patient withdrawal in our Phase II clinical study of KOS-862 in hormone-refractory prostate cancer than in our Phase II non-small cell lung cancer trial. We cannot predict whether future trials of KOS-862, or other compounds, will demonstrate toxicity issues or adverse events resulting in a significant patient withdrawal.

Completion of clinical trials may take several years or more. The length of time generally varies substantially according to the type, complexity, novelty and intended use of the drug candidate. Our clinical trials may be suspended at any time if we, our collaborators, the FDA, or other regulatory authorities believe the patients participating in our studies are exposed to unacceptable health risks or that study protocols or patient informed consents should be amended to reflect additional health risks, additional testing procedures or other changes. For example, in September 2005, we temporarily suspended enrollment in our KOS-953 and KOS-1022 clinical trials in connection with a request by the FDA to amend the protocols and patient informed consents for those trials. We provided amended protocols and informed consents for those clinical trials to the FDA in response to certain of its requested changes, and we resumed enrollment in the clinical trials. While the FDA has not agreed or objected to these changes, the FDA may require further changes to these protocols and informed consents, which may have a material adverse effect on the timing of, and our ability to conduct, the KOS-953 and KOS-1022 clinical trials.

Our ability to commence or timely complete clinical trials may be adversely affected by many factors, including:

•	ineffectiveness of the study compound, or perceptions by physicians that the compound is not effective for a particular indication;

•	inability to manufacture sufficient quantities of compound for use in clinical trials;

•	a failure to obtain approval from the FDA, other regulatory authorities or an investigational site’s institutional review board to conduct a clinical trial;

•	inability to reach agreement with a sufficient number of investigational sites to conduct a study;

•	the number of patients required, slower than expected rate of patient recruitment or inability to recruit a sufficient number of patients;

•	adverse medical events or the death of patients during a clinical trial, even if caused by the advanced status of their disease or medical problems that are not related to our product candidates;

•	inconclusive or negative results from the clinical trial;

•	competing clinical trials in the same or similar indication;

•	third-party clinical investigators failing to perform our clinical trials on our anticipated schedule or consistent with a clinical trial protocol, and other third-party organizations not performing data collection and analysis in a timely or accurate manner; and

•	a decision by the FDA or other governmental authorities to require suspension or modification of a clinical trial.

Our product development costs will increase if we have delays in testing or approvals, if we need to perform more or larger clinical trials than planned or if our clinical trials include more expensive testing or other procedures than planned. If the delays are significant, our financial results and the commercial prospects for our products will be harmed, and our ability to become profitable will be adversely affected. If any clinical trials of our product candidates are not successful, our business, financial condition and results of operations will be harmed.

If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development, manufacture and commercialization are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States, and by comparable authorities in other countries. Our products may not be commercialized unless and until our collaborators or we obtain regulatory approval from the FDA or foreign governmental authorities to do so. The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon the type, complexity, novelty, safety and efficacy of the product candidates involved. We have not received regulatory approval to market any of our product candidates in any jurisdiction and, although our personnel have experience from working at other companies, we as a company have no experience in preparing and filing the applications necessary to gain regulatory approvals to commercialize our products. This lack of experience may impede our ability to obtain FDA or other foreign regulatory approvals to commercialize our products in a timely manner, if at all.

Changes in the regulatory approval policy during the development period, changes in or the enactment of additional regulations or statutes, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application for regulatory approval. Furthermore, the approval procedure and the time required to obtain approval varies among countries and can involve additional testing beyond that required by the FDA. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions.

The FDA and other regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies or modifications to the manufacturing processes or facilities or quality control procedures for our products. Any clinical trial may fail to produce results satisfactory to the FDA or other regulatory authorities. For example, we currently conduct, and expect to conduct in the future, clinical trials for our product candidates in countries outside of the United States. The FDA or other regulatory authorities may reject data from clinical trials conducted in other countries if they are not conducted in accordance with applicable regulatory standards and procedures.

We do not know whether clinical trials for our product candidates (including ongoing and anticipated clinical trials of KOS-953, KOS-1022, KOS-862, KOS-1584 or other product candidates) will demonstrate safety and efficacy sufficient to obtain the requisite regulatory approvals or will result in marketable products. Our failure to adequately demonstrate the safety and efficacy of our products under development will prevent receipt of FDA and foreign approvals and, ultimately, commercialization of our products.

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily.

We do not have the ability to independently conduct clinical trials for our products, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform this function. We also rely on Roche to conduct certain clinical trials for KOS-862 and potentially KOS-1584 and the NCI to conduct certain clinical trials for 17-AAG and KOS-1022. We may rely on future collaborators to conduct clinical trials for our product candidates. If any of these third parties do not successfully carry out their obligations or meet expected deadlines, clinical trials may be extended, delayed, suspended or terminated, and our product candidates may not receive regulatory approval or be successfully commercialized.

We may not be able to obtain or maintain orphan drug exclusivity for our product candidates.

Some jurisdictions, including Europe and the United States, may designate drugs for relatively small patient populations as orphan drugs. The FDA and the European Medicines Agency have granted orphan drug status to 17-AAG for the treatment of multiple myeloma and chronic myelogenous leukemia. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process, but does make the product eligible for orphan drug exclusivity and, in the United States, specific tax credits. Generally, if a company receives the first marketing approval for a product with an orphan drug designation in the clinical indication for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity means that another application to market the same drug for the same indication may not be approved, except in limited circumstances, for a period of up to ten years in Europe (reviewable after six years), and for a period of seven years in the United States. This exclusivity, however, could block the approval of KOS-953 if a competitor obtains approval before us of a product containing 17-AAG for the treatment of multiple myeloma or chronic myelogenous leukemia in the United States or Europe. Even if we obtain orphan drug exclusivity for any of our product candidates, we may not be able to maintain it. For example, if a competitive product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of such competitive product.

Even if any of our product candidates receives regulatory approval, we may still face significant development and regulatory difficulties.

Even if the FDA or other regulatory authorities approves a product candidate, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product, and may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, our collaborators or us, including requiring withdrawal of the product from the market.

If any of our approved products, our collaborators or we fail to comply with applicable regulatory requirements, a regulatory authority may take various actions, including:

•	issuing warning letters;

•	imposing civil or criminal penalties;

•	suspending regulatory approval;

•	refusing to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	imposing restrictions on operations, including costly new manufacturing requirements; or

•	seizing or detaining products or requiring a product recall.

Any inability to protect our proprietary technologies could significantly harm our business and ability to successfully commercialize product candidates.

Our commercial success will depend in part on our ability to obtain patents and maintain adequate protection of other intellectual property for our technologies and products in the United States and other countries and prevent others from infringing our proprietary rights. If we are unable to adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have. Intellectual property laws vary from country to country, and the laws of a particular country may afford less intellectual property protection than another country.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and products are covered by valid and enforceable patents or are effectively maintained as trade secrets. However, the patent positions of biotechnology companies, including our patent position, involve complex legal and factual questions, and, therefore, we cannot predict with certainty whether our patent applications will be allowed or any resulting patents will be valid and enforceable. Further, our patents or patent applications or those of our licensors could be placed into interference, and we may lose our rights in such patents or applications. Patents may be challenged, held unenforceable, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide protection against competitors.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	we or our licensors were the first to make the inventions covered by each of our patents or pending patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our or our licensors’ pending patent applications will result in issued patents;

•	any of our or our licensors’ patents will be valid or enforceable;

•	any patents issued to us or our licensors and collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will develop additional proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our business.

We apply for patents covering our technologies, drug candidates, formulations and uses thereof, as we deem appropriate. However, we may fail to apply for patents on important technologies or products in a timely fashion or at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. For example, 17-AAG, the active pharmaceutical ingredient in the most advanced product candidate in our Hsp90 inhibitor program, KOS-953, was originally disclosed in a now-expired third party patent. Consequently, others can develop products containing 17-AAG. We are aware of at least two other companies that have been developing product candidates containing or based on 17-AAG, and these companies have filed patent applications relating to their products in development. Other competitors may currently be developing, or may in the future develop, products containing or based on 17-AAG. In addition, we generally are unable to control the patent prosecution of technology that we license from others to the same degree as we would for our own technology.

In addition to patents, we rely on trade secrets and proprietary know-how. We have taken measures to protect our confidential information and trade secrets. However, these measures may not provide adequate protection. We seek to protect our confidential information and trade secrets by entering into confidentiality agreements with employees, collaborators, consultants and others. Nevertheless, parties may breach these agreements or competitors may otherwise obtain or independently develop our trade secrets.

Interference, opposition or similar proceedings relating to our patents and patent applications are costly, and an unfavorable outcome could prevent us from commercializing our drug candidates.

We are aware of a significant number of patents and patent applications relating to aspects of our technologies and compounds filed by, and issued to, other parties. Others have filed patent applications or have been granted patents claiming inventions also claimed or licensed by us, and we may have to participate in an interference or other proceeding before a patent agency or court to determine priority of invention or which party was first to invent and, thus, has the right to a patent for these inventions. We believe one or more interferences may be declared between patents and applications we own or have exclusively licensed and patents and applications owned by Novartis AG relating to epothilone biosynthetic genes; and patents and applications owned by Abbott Laboratories or Biotica Technologies Ltd. relating to erythromycin PKS genes, methods for altering PKS genes, and erythromycin analogs. In April 2005, a hearing was held at the European Patent Office to address an opposition filed by Biotica to one of our exclusively licensed patents related to the recombinant production of polyketides. The European Patent Office maintained (upheld) the patent, but with narrowing amendments. Both parties have filed an appeal.

A proceeding or a lawsuit involving an interference or opposition could result in substantial cost to us even if the outcome is favorable, and if the outcome is unfavorable, we could be required to license the other party’s rights, on terms that may be unfavorable to us, or cease using the technology. An interference or opposition may also result in loss of claims based on patentability grounds raised in the interference or opposition. Although patent and intellectual property disputes in the biotechnology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that a license would be available to us on satisfactory terms, if at all. Companies and others developing products that could compete with our product candidates, such as Novartis AG in the area of potential epothilone products, may be particularly unwilling to grant us a license at any price. If we are not able to obtain necessary licenses, we may not be able to manufacture or commercialize, which could materially harm our business, financial condition and results of operations.

Claims by third parties of intellectual property infringement would require us to spend time and money and could deprive us of valuable rights needed to develop or commercialize our products.

Our commercial success depends significantly on not infringing the patents and proprietary rights of other parties and not breaching any licenses that we have entered into with regard to our technologies and products. Other parties may currently or in the future possess intellectual property rights covering drug candidates that we are developing or desire to develop; methods of treatment or administration involving our drug candidates; formulations of our drug candidates; and genes, gene fragments, cell lines, compounds and other technologies we use or may wish to use. Any infringement of patent rights or violation of other proprietary rights may require us to obtain a license from another party, forego product development or commercialization or face lawsuits or other claims.

The biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. We are aware of patents and published patent applications that, if valid, and if we are unsuccessful in circumventing or acquiring the rights to these patents, may block our ability to commercialize products based on the drug candidates that we are developing or pursue our polyketide synthase, or PKS, gene manipulation and production technologies. We cannot be sure that other parties have not filed for or obtained relevant patents that could affect our ability to obtain patents or operate our business. Others may challenge our patent or other intellectual property rights or sue us for patent infringement, misappropriation of their intellectual property rights or breach of license agreements. We may be required to commence legal proceedings to resolve our patent or other intellectual property rights. An adverse determination in any litigation or administrative proceeding to which we may become a party could subject us to significant liabilities, result in our patents being deemed invalid, unenforceable or revoked, require us to license disputed rights from others or to cease using the disputed technology. In addition, our involvement in any of these proceedings may cause us to incur substantial costs and result in diversion of management and technical personnel.

Other parties may obtain patents in the future and claim that our products or the use of our technologies infringes these patents or that we are employing their proprietary technology without authorization. We could incur substantial costs and diversion of management and technical personnel in defending ourselves against any claims that the use of our technologies infringes any patents, defending ourselves against any claim that we are employing any proprietary technology without authorization or enforcing our patents against others. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief that could effectively block our ability to develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to:

•	pay substantial damages;

•	stop producing certain products and using certain methods;

•	develop non-infringing products and methods; and

•	obtain one or more licenses from other parties.

We may not be able to obtain licenses from other parties at a reasonable cost, or at all. If we are not able to obtain necessary licenses at a reasonable cost or at all, we could encounter substantial delays in product introductions while we attempt to develop alternative methods and products, which we may not be able to accomplish. Litigation or the failure to obtain licenses could prevent us from manufacturing or commercializing products and could materially harm our business, financial condition and results of operation.

Manufacturing difficulties could delay or preclude commercialization of our products and substantially increase our expenses.

We currently use contract manufacturers to make KOS-953 and KOS-1022 active pharmaceutical ingredients. In addition, we use contract manufacturers to formulate the final drug product for KOS-953 and KOS-1022. The NCI is responsible for formulating drug product for the formulation of 17-AAG being studied by it under our cooperative research and development agreement, or CRADA. We maintain a limited inventory of KOS-953 and KOS-1022 drug product at our facilities in Hayward, California, and we also maintain a limited inventory at the facilities of an outside contractor. The NCI is not obligated to maintain an inventory of either the active pharmaceutical ingredient or formulated drug product for the formulation of 17-AAG or KOS-1022 being studied by the NCI under our CRADA. In our epothilone program, we are the sole manufacturer of the active pharmaceutical ingredient for KOS-862, and we rely on contract manufacturers for the active pharmaceutical ingredient for KOS-1584. We use a single outside contractor to formulate drug product for KOS-862, and drug product for KOS-1584 is formulated at our facilities and by an outside contractor. We maintain limited inventories of formulated drug product for KOS-862 and KOS-1584 at our facilities in Hayward, California and at the facilities of an outside contractor. Limited inventories of formulated drug product for KOS-862 are also maintained by Roche.

If any of our or our contract manufacturers’ manufacturing or inventory facilities encounter delays, are destroyed or otherwise become unavailable to us, then the clinical development of our product candidates or submissions for their regulatory approval, and therefore commercialization, could be delayed or precluded. Adverse effects would be particularly acute if problems arise with our sole sourcing or inventory relationships. Alternative qualified production capacity may not be available on a timely basis or at all because manufacturing processes for our product candidates are complex and may be subject to a lengthy regulatory approval process.

A number of factors could cause prolonged interruptions in the manufacturing and supply of our products, including:

•	the failure of a supplier to provide raw materials or key intermediates used for manufacture of our products;

•	equipment malfunctions or failures;

•	the failure to manufacture in accordance with current good manufacturing practices or other regulatory requirements;

•	the delay of product shipments due to U.S. custom regulations or third-party carriers used to transport our products, and damage to our products while they are in transit;

•	changes in FDA or other regulatory authority requirements or standards that require modifications to the manufacturing processes or facilities used in the production of our products;

•	action by the FDA or other regulatory authorities to suspend production of one or more of our products; or

•	difficulties in scaling-up production of our products for large clinical trials or commercial supply.

While our manufacturing personnel have extensive experience from working at other companies, we as a company have no experience manufacturing products for commercial sale. We may encounter difficulties in scaling-up our manufacturing processes and equipment. We may not be able to achieve such scale-up in a timely manner or at a commercially reasonable cost, if at all. In addition, our facilities in Hayward, California are located within the San Francisco Bay Area, an area where earthquakes periodically occur. Our access to any key intermediates, active pharmaceutical ingredient or formulated drug product for our product candidates sourced or inventoried solely through our facilities in Hayward, California may be subject to interruption in the event of an earthquake.

As discussed above, we rely upon outside contractors to manufacture and supply to us key intermediates, active pharmaceutical ingredients and formulated drug product for our product candidates. Our dependence upon others for the manufacture of our product candidates and components thereof may adversely affect our ability to continue in a timely manner clinical development of our product candidates and may adversely affect any future profit margins and our ability to commercialize any products that we may develop on a timely and competitive basis. Dependence on contract manufacturers involves a number of additional risks, many of which are outside of our control, including:

•	failure of a contract manufacturer to manufacture products to our specifications or to deliver products in the quantities or timeframe that we require;

•	a decision by the FDA or other regulatory authorities not to approve our use of a particular contract manufacturer to supply our products;

•	intellectual property rights to any improvements in a manufacturing process or new manufacturing processes being owned by or shared with a contract manufacturer;

•	termination of an agreement with a contract manufacturer or increased prices charged by a contract manufacturer; or

•	a contract manufacturer declaring bankruptcy or otherwise going out of business.

Any of these factors could cause us to delay or suspend clinical trials, regulatory submissions or commercialization of our products and could result in significantly increased costs.

In addition, our future contract manufacturers may not be in the United States, and we currently utilize contract manufacturers located outside the United States. Consequently, we may face additional manufacturing difficulties due to a number of potential factors, including importation and customs issues, political uncertainties and a potentially limited ability to enforce our contractual rights against parties not located within the United States.

We face intense competition from large pharmaceutical companies, biotechnology companies and academic groups.

We face, and will continue to face, intense competition from organizations such as large biotechnology and pharmaceutical companies, as well as academic and research institutions and government agencies, that are pursuing competing technologies and products. These organizations may develop or currently possess technologies or products that are superior alternatives to ours. For example, companies with competing Hsp90 inhibitors include Biogen Idec Inc., which has initiated Phase I clinical trials in solid tumors with its intravenous formulation of 17-AAG and its oral synthetic Hsp90 inhibitor, Infinity Pharmaceuticals, which has initiated Phase I clinical trials of its intravenous Hsp90 inhibitor in multiple myeloma and gastrointestinal stromal tumors and has an oral formulation in pre-clinical development, and Vernalis plc, which has announced plans to enter clinical trials of its Hsp90 inhibitor in the second half of 2006 in collaboration with Novartis AG, as well as other companies reported to be pursuing Hsp90 inhibitors. Competing epothilones in clinical development include those being developed by BMS (reported to be in Phase III clinical trials), Novartis AG (reported to be in Phase III clinical trials) and Schering AG (reported to be in Phase II clinical trials). Gastrointestinal motility competitors include Chugai Pharmaceuticals, whose motilide agonist is reported to be in Phase II clinical trials. Further, our competitors in the polyketide gene-engineering field may be more effective at implementing their technologies to develop commercial products or may hold or develop patents or other proprietary rights that may prevent us from practicing our technologies and pursuing our programs. Some of these competitors have entered into collaborations with leading companies within our target markets to produce polyketides for commercial purposes.

Any products that we develop through our technologies will compete in multiple, highly competitive markets. Development of pharmaceutical products requires significant investment and resources. Many of the organizations competing with us in the markets for such products have greater capital resources, research and development and marketing staffs, facilities and capabilities, and greater experience in discovery and developing drugs, obtaining regulatory approvals and product manufacturing and marketing. Accordingly, our competitors may succeed in more rapidly developing and marketing technologies and products that are more effective than our technologies and products or that would render our products or technologies obsolete or noncompetitive.

We believe that our ability to successfully compete will depend on, among other things:

•	our ability to develop novel compounds with attractive pharmaceutical properties and to secure and protect intellectual property rights based on our innovations;

•	the efficacy, safety and reliability of our product candidates;

•	the speed at which we develop our product candidates;

•	our ability to design and successfully execute appropriate clinical trials;

•	the timing and scope of regulatory approvals;

•	our ability to manufacture and sell commercial quantities of future products to the market;

•	acceptance of future products by physicians and other healthcare providers; and

•	the development of effective pricing and reimbursement strategies.

If we face product liability claims, these claims will divert our management’s time and we will incur litigation costs, and if we are held liable, our business, financial condition and results of operation may be materially harmed.

We face an inherent business risk of liability claims in the event that the use of our potential products in clinical trials or otherwise, or any other products manufactured in our facility, results in personal injury or death. Even though we have obtained product liability insurance, it may not be sufficient to cover claims that may be made against us. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims against us, regardless of their merit, could materially and adversely affect our business, financial condition and results of operation, because litigation related to these claims would strain our financial resources in addition to consuming the time and attention of our management. If we are sued for any injuries caused by our products or products manufactured at our facility, our liability could exceed our total assets.

We use hazardous chemicals and radioactive and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous materials, including hazardous chemicals and radioactive and biological materials. Some of these materials may be novel, including bacteria with novel properties and bacteria that produce biologically active compounds. Our operations also produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, we could be sued for injury or contamination that results from our use or the use by third parties or our collaborators of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or commercialization efforts.

We have a stockholders rights plan and anti-takeover provisions in our corporate charter documents that may result in outcomes with which you do not agree.

Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the rights, preferences, privileges and restrictions of those shares without further vote or action by our stockholders. The rights of the holders of any preferred stock that may be issued in the future may adversely affect the rights of the holders of common stock. The issuance of preferred stock could make it more difficult for third parties to acquire a majority of our outstanding voting stock.

Our certificate of incorporation provides for staggered terms for the members of the board of directors and prevents our stockholders from acting by written consent. These provisions and other provisions of our bylaws and of Delaware law applicable to us could delay or make more difficult a merger, tender offer or proxy contest involving us. This could reduce the price that investors might be willing to pay for shares of our common stock and result in the market price being lower than it would be without these provisions. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. This is because our board of directors is responsible for appointing the members of our management team.

We have adopted a rights agreement under which all stockholders have the right to purchase shares of a new series of preferred stock at an exercise price of $70.00 per one one-hundredth of a share, if a person acquires more than 20% of our common stock. The rights plan could make it more difficult for a person to acquire a majority of our outstanding voting stock. The rights plan could also reduce the price that investors might be willing to pay for shares of our common stock and result in the market price being lower than it would be without the rights plan. In addition, the existence of the rights plan itself may deter a potential acquirer from acquiring us. As a result, either by operation of the rights plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

Some of our existing stockholders can exert control over us and may not make decisions that are in the best interest of all stockholders.

Our officers, directors and their affiliates together controlled approximately 12% of our outstanding common stock as of June 30, 2006. As a result, these stockholders, if they act together, are able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay or prevent a change in control of us and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, they could cause us to enter into transactions or agreements, which we would not otherwise consider.

Our stock price has been, and may continue to be, extremely volatile.

The trading price of our common stock has been, and is likely to continue to be, highly volatile. During the period from July 1, 2005 through June 30, 2006, our common stock traded between $3.65 and $9.77 on the Nasdaq Global Market. The trading price of our common stock could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	announcements of technological developments in research by us or our competitors;

•	delay or failure in initiating, conducting, completing or analyzing clinical trials or unsatisfactory design or results of these trials by our collaborators or us;

•	developments in clinical trials for potentially competitive product candidates;

•	changes in the United States or foreign health care systems or regulations;

•	regulatory approvals for competitive product candidates or delays or failures by our collaborators or us in obtaining regulatory approvals for our product candidates;

•	new products or services introduced or announced by us or our competitors;

•	published reports by securities analysts;

•	announcements of expirations, terminations or amendments of collaborations, licenses or government research grants, or announcements that we have entered into new collaboration, licensing or similar arrangements;

•	departures of key personnel;

•	developments or disputes as to patent or other proprietary rights;

•	litigation or an unfavorable outcome in litigation;

•	sales of our common stock, including sales by previous executive officers and other former employees or consultants;

•	announcements of, and actual or anticipated fluctuations in, our financial results; and

•	economic and other external factors, disasters or crises.

In addition, the stock market in general, and the Nasdaq Global Market and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. If this type of litigation were instituted against us, we would be faced with substantial costs and management’s attention and resources would be diverted, which could in turn seriously harm our business, financial condition and results of operations.

We expect that our quarterly results of operations will fluctuate, and this fluctuation could cause our stock price to decline, creating investor losses.

Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. Some of the factors that could cause our operating results to fluctuate include:

•	expiration or termination of research contracts with collaborators or government research grants, which may not be renewed or replaced;

•	the success rate of our efforts leading to milestone payments and royalties under our collaboration agreement with Roche or any future collaboration or license agreements;

•	the timing and willingness of collaborators to develop and commercialize our products;

•	general and industry specific economic conditions, which may affect our collaborators’ research and development expenditures; and

•	costs and expenses related to any litigation or administrative proceedings in which we may be involved.

If our revenues decline or do not grow due to expiration, termination or amendment of current or future collaboration agreements, licenses or government research grants, failure to obtain new contracts or other factors, we may not be able to reduce our operating expenses correspondingly. In addition, we expect operating expenses to continue to increase. Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would probably decline.

Changes in the accounting treatment of stock options will continue to adversely affect our results of operations.

We adopted SFAS 123R on January 1, 2006, under which we are required to record additional compensation expense related to stock options and other share-based payments in 2006 and beyond. The impact on our earnings resulting from this new standard will have a negative impact on our reported results of operations compared to the results we have reported under prior accounting standards on stock options and other share-based payments.

If we are unable to favorably assess the effectiveness of internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, on an annual basis, our management is required to report on, and our independent auditors to attest to, the effectiveness of our internal controls over financial reporting. The rules governing the standards that must be met for management to make its annual assessment are complex and require significant documentation and testing. While our internal controls over financial reporting were deemed effective by both our management and our independent auditors as of December 31, 2005, there may be changes in our systems, processes or operations that will effect the effectiveness of internal controls in the future. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our future assessments of internal controls may continue to result in increased expenses and the devotion of significant management resources. If we cannot favorably assess the effectiveness of our internal controls over financial reporting in the future, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, investor confidence and our stock price could be adversely affected.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus, in our Annual Report on Form 10-K for fiscal year ended December 31, 2005 in Item 1A under “Risk Factors” as well as in Item 7A “Qualitative and Quantitative Disclosures about Market Risk,” our Quarterly Report on Form 10-Q for the period ended June 30, 2006 in Part II, Item 1A under “Risk Factors” as well as in Part I, Item 3 “Qualitative and Quantitative Disclosures about Market Risk” and the risks detailed from time to time in our future SEC reports. These forward-looking statements include, but are not limited to, statements about:

•	our strategy, including our plans with respect to reporting clinical data, initiating clinical trials and licensing commercialization rights to certain drug candidates;

•	the progress and results of our research and development programs, including clinical testing;

•	sufficiency of our cash resources;

•	revenues from existing and new collaborations;

•	product development;

•	our research and development and other expenses; and

•	our operations and legal risks.

Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder pursuant to this prospectus. Any sale of shares by us to Kingsbridge under the common stock purchase agreement or in connection with the exercise of the Kingsbridge warrant will be made pursuant to an exemption from the registration requirements of the Securities Act. We will use the proceeds from these sales for general corporate purposes, including clinical trials, production and supply activities, sales and marketing activities, research and development activities, regulatory affairs expenses and general and administrative expenses. The amounts and timing of our actual expenditures will depend on numerous factors, such as the progress of our product development and commercialization efforts and the amount of cash used by our operations. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we currently are not planning or negotiating any such transactions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of shares to Kingsbridge. Accordingly, we will retain broad discretion over the use of these proceeds, if any.

SELLING STOCKHOLDER

This prospectus relates to the possible resale by the selling stockholder, Kingsbridge Capital Limited, or Kingsbridge, of shares of common stock that we may issue pursuant to the Common Stock Purchase Agreement we entered into with Kingsbridge on July 19, 2006, or upon exercise of the Warrant that we issued to Kingsbridge on July 19, 2006. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the Registration Rights Agreement we entered into with Kingsbridge.

The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the shares that it acquires under the Common Stock Purchase Agreement or upon exercise of the Warrant.

The following table presents information regarding Kingsbridge, as the selling stockholder, and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of July 31, 2006. As used in this prospectus, the term “selling stockholder” includes Kingsbridge and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. The percentage of shares of common stock beneficially owned prior to the offering shown in the table below is based both on an aggregate of 34,572,203 shares of our common stock outstanding on July 31, 2006, and on the assumption that all shares of common stock issuable under the Common Stock Purchase Agreement with Kingsbridge and all shares of common stock issuable upon exercise of the Warrant are outstanding as of that date.

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering
Stockholders	Number		Percent		Number	Percent
Kingsbridge Capital Limited(1)	7,164,868	(2)	17.2%	7,164,868	0	*	%

*	Less than one percent.
(1)	The business address of Kingsbridge Capital Limited is PO Box 1075, Elizabeth House, 9 Castle Street, St. Helier, Jersey, JE42QP, Channel Islands.
(2)	Consists of 6,879,868 shares of common stock, the maximum number of shares of common stock issuable under the Common Stock Purchase Agreement we entered into with Kingsbridge on July 19, 2006, and 285,000 shares of common stock issuable upon exercise of the Warrant we issued to Kingsbridge on July 19, 2006, which warrant is not exercisable before January 19, 2007. For the purposes hereof, we assume the issuance of all 7,164,868 shares. Adam Gurney and Maria O’Donoghue have shared voting and investment control of the securities held by Kingsbridge.

PLAN OF DISTRIBUTION

We are registering 7,164,868 shares of common stock under this prospectus on behalf of Kingsbridge. Except as described below, to our knowledge, the selling stockholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares.

The selling stockholder may decide not to sell any shares. The selling stockholder may from time to time offer some or all of the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. Kingsbridge is an “underwriter” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Kingsbridge has advised us that it may effect resales of our common stock through any one or more registered broker-dealers. To the extent the selling stockholder may be deemed to be an underwriter, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq Global Market, on the over-the-counter market, otherwise, or in a combination of such methods of sale, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of such methods of sale; and

•	any other method permitted pursuant to applicable law.

Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholder may transfer the shares by other means not described in this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from Kingsbridge (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Kingsbridge to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Kingsbridge, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Kingsbridge. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq Global Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Kingsbridge and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees, as well as certain fees of counsel for the selling stockholder incurred in the preparation of the CEFF agreements and the registration statement of which this prospectus forms a part. The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.

Under the terms of the Kingsbridge common stock purchase agreement and the registration rights agreement, we have agreed to indemnify the selling stockholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Cooley Godward LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements or other information filed by us at the Securities and Exchange Commission’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including Kosan. The address of the Securities and Exchange Commission website is http://www.sec.gov.

Reports, proxy statements and other information regarding Kosan may also be inspected at The National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

Important Information Incorporated By Reference

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The SEC file number for the documents incorporated by reference in this prospectus is 000-31633. The documents incorporated by reference into this prospectus contain important information that you should read about us.

The following documents are incorporated by reference into this document:

•	Our Form 10-K Annual Report for the fiscal year ended December 31, 2005 and filed on March 16, 2006;

•	Our Form 10-Q Quarterly Report for the quarter ended March 31, 2006 and filed on May 10, 2006;

•	Our Form 10-Q Quarterly Report for the quarter ended June 30, 2006 and filed on August 9, 2006;

•	Our Current Reports on Form 8-K, filed on February 6, 2006, February 17, 2006, February 24, 2006, March 7, 2006, March 24, 2006, March 27, 2006, March 30, 2006, April 28, 2006, May 4, 2006, May 10, 2006, May 16, 2006, June 1, 2006, July 25, 2006, July 26, 2006 and August 15, 2006; and

•	The description of our common stock, par value $0.001 per share, set forth in the Registration Statement on Form 8-A filed with the SEC on September 27, 2000 pursuant to Section 12(b) of the Securities and Exchange Act of 1934, as amended, and declared effective on October 4, 2000.

We also incorporate by reference into this prospectus all documents filed by us with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement, and all documents filed by us with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Kosan Biosciences Incorporated, Attn: Investor Relations, 3832 Bay Center Place, Hayward, CA 94545, telephone: (510) 732-8400

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth all expenses payable by the registrant in connection with the sale of the common stock being registered. The stockholders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$2,354
Nasdaq Global Market Listing Fee	$45,000
Legal fees and expenses	$30,000
Accounting fees and expenses	$8,000
Printing and related expenses	$1,500
Miscellaneous	$5,146
Total	$92,000

Item 15. Indemnification of Officers and Directors

Section 102(b) of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation provides for this limitation of liability and further provides that the liability of the directors for monetary damages shall be eliminated to the fullest extent permitted under Delaware law.

Section 145 of the DGCL allows for indemnification of officers, directors, employees and agents of a corporation. Registrant’s Amended and Restated Certificate of Incorporation requires Registrant to indemnify and hold harmless any director, officer, employee or agent of Registrant to the extent permitted by Delaware law. Registrant’s Amended and Restated Bylaws further provide that Registrant is required to indemnify its directors and officers to the fullest extent permitted by the DGCL and that Registrant may indemnify its other employees and agents to the fullest extent permitted by the DGCL.

Registrant has entered into indemnification agreements with each of its directors and executive officers that require it to indemnify these people against expenses, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, whether actual or threatened, to which any of these people may be made a party by reason of the fact that he or she is or was a director or an officer of Registrant or any of its affiliated enterprises, provided this person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of Registrant and, with respect to any criminal proceeding, has no reasonable cause to believe his or her conduct was unlawful.

Registrant maintains a policy of directors’ and officers’ insurance. The policy (i) insures directors and officers against losses for which Registrant does not indemnify and which losses arise from certain wrongful acts in the indemnified parties’ capacities as directors and officers and (ii) reimburses Registrant for those losses for which Registrant has lawfully indemnified the directors and officers.

Item 16. Exhibits

Exhibit Number	Description
4.1(1)	Amended and Restated Certificate of Incorporation.

4.2(2)	Amended and Restated Bylaws of Registrant.

4.3(3)	Form of Specimen Common Stock Certificate.

4.4(3)	Third Amended and Restated Registration Rights Agreement, dated March 30, 2000, between Registrant and certain stockholders.

4.5(4)	Registrant’s Certificate of Designation of Series A Junior Preferred Stock.

4.6(5)	Warrant for the purchase of shares of common stock, dated July 19, 2006, issued by the Registrant to Kingsbridge Capital Limited.

4.7(5)	Registration Rights Agreement, dated July 19, 2006, by and between the Registrant and Kingsbridge Capital Limited.

5.1(6)	Opinion of Cooley Godward LLP.

10.1(5)	Common Stock Purchase Agreement between Registrant and Kingsbridge Capital Limited dated as of July 19, 2006.

23.1	Consent of Independent Registered Public Accounting Firm.

23.3	Consent of Cooley Godward LLP is contained in Exhibit 5.1 to this Registration Statement.

24.1	Power of Attorney is contained on the signature pages.

(1)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.
(2)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
(3)	Filed as an exhibit to our Registration Statement on Form S-1 (No. 333-33732) or amendments thereto and incorporated herein by reference.
(4)	Filed as an exhibit to our Current Report on Form 8-K filed on October 15, 2001 and incorporated herein by reference.
(5)	Filed as an exhibit to our Current Report on Form 8-K filed on July 25, 2006 and incorporated herein by reference.
(6)	Re-filed to correct date of the opinion.

Item 17. Undertakings

We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in our reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 15 or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by our director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hayward, State of California, on September 22, 2006.

KOSAN BIOSCIENCES INCORPORATED

By:	/s/ Robert G. Johnson, Jr., M.D., Ph.D.
Robert G. Johnson, Jr., M.D., Ph.D. Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert G. Johnson, Jr. and Margaret A. Horn, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed on September 22, 2006 by the following persons in the capacities indicated:

Signature	Title	Date
/s/ Robert G. Johnson, Jr.* Robert G. Johnson, Jr., M.D., Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	September 22, 2006

/s/ Gary S. Titus Gary S. Titus	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 22, 2006

/s/ Peter Davis* Peter Davis, Ph.D.	Chairman	September 22, 2006

/s/ Bruce Chabner* Bruce Chabner, M.D.	Director	September 22, 2006

/s/ Kevan Clemens* Kevan Clemens, Ph.D.	Director	September 22, 2006

/s/ Jean Deleage* Jean Deleage, Ph.D.	Director	September 22, 2006

/s/ Charles Homcy* Charles Homcy, M.D.	Director	September 22, 2006

/s/ Chaitan Khosla* Chaitan Khosla, Ph.D.	Director	September 22, 2006

/s/ Christopher Walsh* Christopher Walsh, Ph.D.	Director	September 22, 2006

*By:	/s/ Margaret A. Horn
Margaret A. Horn Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
4.1(1)	Amended and Restated Certificate of Incorporation.

4.2(2)	Amended and Restated Bylaws of Registrant.

4.3(3)	Form of Specimen Common Stock Certificate.

4.4(3)	Third Amended and Restated Registration Rights Agreement, dated March 30, 2000, between Registrant and certain stockholders.

4.5(4)	Registrant’s Certificate of Designation of Series A Junior Preferred Stock.

4.6(5)	Warrant for the purchase of shares of common stock, dated July 19, 2006, issued by the Registrant to Kingsbridge Capital Limited.

4.7(5)	Registration Rights Agreement, dated July 19, 2006, by and between the Registrant and Kingsbridge Capital Limited.

5.1(6)	Opinion of Cooley Godward LLP.

10.1(5)	Common Stock Purchase Agreement, dated July 19, 2006, by and between Registrant and Kingsbridge Capital Limited.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley Godward LLP is contained in Exhibit 5.1 to this Registration Statement.

24.1	Power of Attorney is contained on the signature pages.

(1)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.
(2)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.
(3)	Filed as an exhibit to our Registration Statement on Form S-1 (No. 333-33732) or amendments thereto and incorporated herein by reference.
(4)	Filed as an exhibit to our Current Report on Form 8-K filed on October 15, 2001 and incorporated herein by reference.
(5)	Filed as an exhibit to our Current Report on Form 8-K filed on July 25, 2006 and incorporated herein by reference.
(6)	Re-filed to correct date of the opinion.